February 14, 2014

Re:	ChinaEdu Corporation Schedule 13E-3

Filed on January 10, 2014 by ChinaEdu Corporation, ChinaEdu Holdings Limited, ChinaEdu Merger Sub Limited, Shawn Ding, Moral Known Industrial Limited, Julia Huang, South Lead Technology Limited, Gegeng Tana, Mei Yixin, Pan Zhixin, Ellen Huang, InterVision Technology Ltd., MLP Holdings Limited, New Value Technology Limited, Lingyuan Furong Investment Mgmt Co., Ltd., McGraw-Hill Global Education Intermediate Holdings, LLC, Weblearning Company Limited and Guo Young.

File No. 005-83714

Larry Spirgel

Assistant Director

Office of Mergers & Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Spirgel:

On behalf of ChinaEdu Corporation, a Cayman Islands exempted company with limited liability (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of February 6, 2014 with respect to the Schedule 13E-3, File No. 005-83714 (“Schedule 13E-3”) filed on January 10, 2014 by the Company and the other filing persons named therein (the “Filing Persons”). For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the responses of the filing persons. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 1 to the Schedule 13E-3 (the “Schedule 13E-3 Amendment”) or the revised preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Revised Preliminary Proxy Statement”), as the case may be, filed concurrently with the submission of this letter in response to the Staff’s comments. In addition, a marked copy of the Schedule 13E-3 Amendment and the Revised Preliminary Proxy Statement indicating changes against the Schedule 13E-3 and the proxy statement attached as Exhibit (a)-(1) thereto, respectively, are being provided to the Staff via email. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Schedule 13E-3 Amendment and the Revised Preliminary Proxy Statement.

We represent the Company and the other Filing Persons except McGraw-Hill Global Education Intermediate Holdings, LLC (“McGraw-Hill Education”). To the extent any response relates to information concerning McGraw-Hill Education or the special committee of the board of directors of the Company (the “Special Committee”), such response is included in this letter based on information provided to us by the Special Committee or McGraw-Hill Education or their respective representatives and advisors.

Concurrently with the submission of this letter, the Company is filing via EDGAR the Schedule 13E-3 Amendment in response to the Staff’s comments.

Schedule 13E-3

1.	The Schedule 13E-3 must be signed by each filing person. Filing persons that are natural persons must sign the Schedule 13E-3 in their individual capacity. Currently, the Schedule 13E-3 includes signatures of individuals in their capacity as directors of the various filing person entities but not in their individual capacity. Please revise accordingly. Refer to Schedule 13E-3’s Instruction to Signature.

We respectfully advise the Staff that each Filing Person has in fact signed the Schedule 13E-3. We have revised the formatting on the signature pages to the Schedule 13E-3 Amendment to make clear that the individual Filing Persons are signing on their own behalf.

2.	The opinion of Houlihan Lokey filed as exhibit (c)-(1) and incorporated by reference to Annex B to the Proxy Statement appears to be missing the last page. Please revise the Schedule 13E-3 and Annex B accordingly.

In response to the Staff’s comment, the full opinion of Houlihan Lokey including the last page has been filed as exhibit (c)-(1) to the Schedule 13E-3 Amendment.

3.	Item 1001 of Regulation M -A requires that a summary term sheet provide shareholders with sufficient information to understand the essential features and significance of the proposed transaction. Please revise your disclosure to include the following information:

•	the identity, title and role of affiliates in this transaction, including their interest in the Company now and going forward if the Merger Agreement and Cayman Plan of Merger are approved and authorized by the requisite vote of the Company’s shareholders; and

•	the relationship of the affiliates to each other (for example, we note that South Lead Technology Limited and Moral Known Industrial Limited are affiliates of Mrs. Julia Huang and Mr. Shawn Ding, respectively).

For additional guidance, please see Section II.F.2.a of SEC Release 33-7760.

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to pages 1 through 3 of the Revised Preliminary Proxy Statement.

Recommendations of the Independent Committee and Our Board of Directors, page 8

4.	Please identify the members of the Independent Committee.

In response to the Staff’s comment, this section has been revised. Please refer to page 8 of the Revised Preliminary Proxy Statement.

Opinion of Financial Advisor to the Independent Committee, page 10

5.	Please revise the second sentence of the second paragraph in this section to delete the portion of the sentence indicating that the summary of Houlihan Lokey’s opinion is qualified in its entirety by reference to the full text of the opinion. It is your responsibility to summarize accurately the material portions of the opinion.

In response to the Staff’s comment, this section has been revised. Please refer to pages 10 and 43 of the Revised Preliminary Proxy Statement.

Special Factors, page 24

Background of the Merger, page 24

6.	We note that the Schedule 13D filed on July 1, 2013 appears to be the first beneficial ownership report filed by Shawn Ding and Julia Huang. However, based on a review of page 96 of the Form 20-F filed on April 25 2013, it appears that both of these individuals had beneficial ownership in excess of five percent of Shares outstanding as of April 19, 2013. If true, please advise in your response letter why neither Mr. Ding nor Mrs. Huang had filed a beneficial ownership report as of an earlier date. If they relied upon an exemption from their obligations under Regulation 13D-G, please indicate the exemption in your response letter.

The Staff correctly points out that neither Shawn Ding nor Julia Huang filed a Schedule 13D before July 1, 2013 when both had beneficial ownership in excess of five percent of the Shares outstanding before such filing date. The Company does not purport to speak on behalf of Mr. Ding and Mrs. Huang with respect to their failure to file the beneficial ownership reports since they are individual filing requirements as opposed to Company filing requirements. However, the Company notes that the beneficial ownership of Mr. Ding and Mrs. Huang were contained in the Annual Reports on Form 20-F that were filed with the SEC each year and made publicly available to the Company's shareholders, investors and third parties setting forth the Company’s largest shareholders. The Company believes that both Mr. Ding and Mrs. Huang acquired Shares in their capacity as officers and directors of the Company through the years, and that before July 1, 2013, such Shares were held without any intent to engage in any plans or proposals which may have resulted in any actions described in (a) though (j) of Item 4 of Schedule 13D. Promptly following the date Mr. Ding and Mrs. Huang submitted a non-binding proposal to acquire all of the outstanding Shares of the Company not owned by them, they each filed a Schedule 13D evidencing their change in investment intent.

7.	Refer to the first sentence of the fourth paragraph on page 24. Please correct the references to certain individuals listed as being part of the Original Buyer Group, given that the subsequent sentence indicates that such individuals were later added when they entered into the Consortium Agreement.

In response to the Staff’s comment, this section has been revised. Please refer to page 24 of the Revised Preliminary Proxy Statement.

8.	The fifth and sixth paragraphs of page 25 indicate additional parties joined the Original Buyer Group and that each of Mr. Ding and Mrs. Huang filed amendments to Schedule 13D. We note that the amendment filed by Mr. Ding includes disclosure indicating that “[a]s a result of the Consortium Agreement, [Mr. Ding and Moral Known Industrial Limited] may be deemed to (a) constitute a “group” (within the meaning of Rule 13d-5(b) of the Act) with Ms. Huang and [Gegeng Tana, Mei Yixin, Pan Zhixin, Ellen Huang, InterVision Technology Ltd., MLP Holdings Limited, Ni Value Technology Limited and Lingyuan Furong Investment Mgmt Co., Ltd.] and (b) beneficially own the9,778,374 Ordinary Shares of the Issuer beneficially owned by Ms. Huang and the Existing Shareholders.” However, it does not appear that the additional parties to the Consortium Agreement timely filed beneficial ownership reports reflecting their acquisition of beneficial ownership of shares collectively controlled by them and the Original Buyer Group. Please advise.

The Staff correctly points out that the additional parties to the Consortium Agreement did not timely file beneficial ownership reports reflecting their acquisition of Shares collectively controlled by them and the Original Buyer Group. The Company does not purport to speak on behalf of the additional parties to the Consortium Agreement with respect to the failure to file such reports since they are individual filing requirements as opposed to Company filing requirements. However, the Company notes that Amendment No. 1 to Schedule 13D filed by Shawn Ding on August 20, 2013 contains a copy of the Consortium Agreement entered into by and between the Mr. Ding, Mrs. Huang, Moral Known Industrial Limited, South Lead Technology Limited and the additional parties to the consortium. The Consortium Agreement sets forth the names and beneficial ownership of each consortium member as of August 16, 2013. The Consortium Agreement also expressly states that the parties formed the consortium to undertake a transaction to acquire the Company which would result in delisting from NASDAQ and deregistration with the Securities and Exchange Commission. The Consortium Agreement states the parties intend to work together as a group to complete the going private transaction. As such, the Company respectfully maintains that the material information concerning how the additional parties to the consortium planned to hold their Shares after they entered into the Consortium Agreement on August 16, 2013 was made publicly available to the Company’s shareholders, investors and third parties despite the fact the Schedule 13Ds were not timely filed.

9.	We note on October 6, 2013, McGraw-Hill shared its analysis of the June 20 proposal and possible alternatives. Please provide a summary of that analysis and the proposed alternatives.

In response to the Staff’s comment, this section has been revised. Please refer to page 29 of the Revised Preliminary Proxy Statement

10.	We note your statement that the board considered the alternatives presented by McGraw-Hill, but determined that these alternatives were unlikely to produce a “sustainable increase” in the company’s market value. Please expand your disclosure to discuss the reasons the Independent Committee reached this determination. Refer to Item 1013(b) of Regulation M-A.

In response to the Staff’s comment, this section has been revised. Please refer to page 29 of the Revised Preliminary Proxy Statement.

11.	We note your disclosure on page 26 that on July 23, 2013, the Independent Committee sent a written communication to the Company’s management to request that they not take certain actions, including (a) engaging in any discussions or negotiations or entering into any agreements regarding the proposed transaction, except that management members of the Original Buyer Group at such time can continue discussions with other members of the Original Buyer Group at such time; (b) having any discussions or communications with any member of the Original Buyer Group or any affiliate or representative of the Original Buyer Group at such time regarding his or her own employment, compensation or investment arrangements in connection with the proposed transaction; or (c) responding to any press and other third party enquiries and requests for information relating to the proposed transaction in any manner unless, after such enquiry or request has been referred to the Independent Committee or its advisors, he or she has been instructed to respond to such request or enquiry by the Independent Committee. Please explain why the Independent Committee made requests of the company’s management and for what purpose, including how these were considered is assessing factors in favor or against procedural and substantive fairness to unaffiliated security holders.

In response to the Staff’s comment, we supplementally advise that the Independent Committee made such requests of management primarily to help ensure that the negotiation process with the Original Buyer Group was conducted in an orderly manner, including by controlling communications with the public and ensuring that the Independent Committee would be aware of and able to respond to, as necessary, any communications between the Original Buyer Group and other members of management which might affect the Independent Committee’s ability to negotiate with the Original Buyer Group or other potential third party bidders. The Independent Committee considered such requests to be procedural in nature and determined that they were not a material factor in assessing the overall procedural fairness of the proposal to unaffiliated shareholders and ADS holders in comparison to the other factors set forth in the section titled “Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors” of the Revised Preliminary Proxy Statement.

12.	Please detail management’s response to the Independent Committee’s requests, including reasons for refusal, during the two-week period referenced. Identify the members of management to whom the original requests were made and the members of company management from whom any responses were received.

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to page 26 of the Revised Preliminary Proxy Statement.

13.	Please discuss the Independent Committee’s consideration of the refusal of the company management to sign the proposed non-disclosure and standstill agreement, including how the Independent Committee considered these factors in determining that the going private transaction was fair procedurally and in substance to unaffiliated security holders.

In response to the Staff’s comment, we supplementally advise that the Independent Committee did not consider the Original Buyer Group’s refusal to sign the non-disclosure and standstill agreement to have a material bearing on its subsequent determination that the proposed transaction is procedurally and substantively fair to unaffiliated shareholders and ADS holders. Notwithstanding this refusal, the Original Buyer Group only negotiated with the Independent Committee and did not attempt to pursue an acquisition outside of this process. Moreover, the Original Buyer Group informed the Independent Committee of its desire to add additional members prior to doing so on August 16, 2013 (to which the Independent Committee did not object as explained on page 26 of the Revised Preliminary Proxy Statement) and, thereafter, the Independent Committee and the Company’s board of directors approved a shareholders’ rights plan which is administered by the Independent Committee and imposes a broad standstill restriction not only on the Original Buyer Group but also on all other shareholders of the Company as well. That plan prevents any party from acquiring shares or forming a group which would give them beneficial ownership in excess of the threshold specified in the plan and ensures that any acquisition proposal or other formation or expansion of such a group is negotiated with and approved by the Independent Committee. As such, the Independent Committee concluded that the failure to execute the non-disclosure and standstill agreement was not a material factor in its assessment of the procedural and substantive fairness of the proposed Merger and did not have a material impact on the factors considered by the Independent Committee as set forth in the section of the Revised Preliminary Proxy Statement entitled “Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”.

14.	Detail the expansion to the Original Buyer Group, and the Independent Committee’s consideration of such expansion.

In response to the Staff’s comment, this section has been revised. Please refer to page 26 of the Revised Preliminary Proxy Statement.

15.	Explain why the Independent Committee determined that it would not renew its request that the Original Buyer Group sign the non-disclosure and standstill agreement “in light of the Original Buyer Group’s position.”

In response to the Staff’s comment, we supplementally advise that the Independent Committee determined on August 6, 2013 not to renew its request that the Original Buyer Group sign the non-disclosure and standstill agreement because during the approximately two week period following the delivery of such agreement to the Original Buyer Group, representatives of the Original Buyer Group had multiple communications with the Independent Committee and its legal advisors in which the Original Buyer Group stated that they would definitely not be willing to sign such agreement. Given this unwavering position, the Independent Committee determined that it would not be productive to continue the discussion. Concurrently, as disclosed on page 26 of the Revised Preliminary Proxy Statement, the Independent Committee determined that the June 20 Proposal was a sufficiently credible proposal and potentially advantageous to the Company’s unaffiliated shareholders and ADS holders that it should continue negotiations with respect to such proposal notwithstanding the refusal to sign the non-disclosure and standstill agreement.

16.	Please detail the Original Buyer Group’s negotiations with McGraw-Hill.

In response to the Staff’s comment, this section has been revised. Please refer to pages 27 through 34 of the Revised Preliminary Proxy Statement.

17.	Disclose the “other potential opportunities involving the Company and McGraw-Hill” that were discussed on the August 30, 2013 call with Mr. Ding and Mrs. Huang. Include disclosure of any other related communications between these parties. Tell us what, if any, of these opportunities will be provided to McGraw-Hill following the Merger. Separately, tell us if there are any other potential opportunities, outside the discussions disclosed in your Schedule 13E-3, are currently an option between the company and McGraw-Hill.

In response to the Staff’s comment, this section has been revised. Please refer to pages 27 and 30 of the Revised Preliminary Proxy Statement.

18.	Disclose the basis for the decision for McGraw-Hill holding to roll over 3,377,336 Shares held by it and to cash out the remainder. Disclose in your description of the background of the merger what holdings and rights McGraw-Hill will have in the surviving corporation and what dollar amount it will receive in the cash out of the remainder.

In response to the Staff’s comment, this section has been revised. Please refer to page 32 of the Revised Preliminary Proxy Statement.

19.	Include disclosure as to the price the Independent Committee determined the Buyer Group should raise its offer, as determined at the November 7, 2013 meeting, including consideration of specific factors included in the financial analyses of the company provided by management on October 14, 2013. Detail the request to increase the price that was made to the Buyer Group.

In response to the Staff’s comment, we supplementally advise the Staff that the Independent Committee did not determine or propose a specific price increase to the Buyer Group, but rather the Independent Committee as part of its overall negotiations of the proposal instructed Houlihan Lokey to demand that the Buyer Group offer a higher price and the bases for its position. Such discussions continued for the next approximately four weeks, with the Buyer Group in each instance confirming that it would not increase the offer price.

20.	Disclosure in the seventh paragraph on page 31 indicates, “Houlihan Lokey then reviewed and discussed with the Independent Committee its financial analyses with respect to the Company and the proposed transaction as well as the financial projections…” If written materials were provided in the presentation, please file as an exhibit. All such materials generally fall within the scope of Item 1015 of Regulation M-A and must be summarized in the disclosure document and filed as an exhibit to the Schedule 13E-3. In addition, each presentation, discussion, or report prepared by Houlihan Lokey, whether oral or written, preliminary or final, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. Please provide great detail of the Houlihan Lokey’s presentation. See Items 1015 and 1016(c) of Regulation M-A.

We respectfully advise the Staff that the materials presented to the Independent Committee by Houlihan Lokey in connection with the November 7, 2013 meeting and the substance of the discussion between Houlihan Lokey and the Independent Committee was limited to publicly available trading data with respect to the Company and selected comparable companies and transactions and financial projections provided by the Company’s management, and did not include any financial analysis with respect to the Company or the Merger. The disclosure on page 31 has been revised to reflect the foregoing. Consequently, we respectfully advise the Staff that we do not believe that this presentation should be required to be filed as an exhibit under Item 1015 of Regulation M-A or that additional detail regarding this presentation should be required.

21.	Detail what “continuous efforts” made by management to increase security holder value in the past several years had not resulted in sustainable increases to the market value of the company’s ADSs, as discussed on page 31. Detail the Buyer Group’s response that it consider management’s “continuous efforts” to increase shareholder value and increase the merger consideration.

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to pages 31 and 39 of the Revised Preliminary Proxy Statement.

22.	Disclose at what point Weblearning and Mr. Guo Young were introduced into the negotiations and by whom. Disclose the natural persons controlling Weblearning. We note that on November 20, 2013, the Independent Committee signed a written consent to amend the shareholders’ rights plan in order to waive the activation of the shareholders’ rights plan in relation to the expansion of the Original Buyer Group to include McGraw-Hill, Weblearning and Mr. Guo Young.

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to page 32 of the Revised Preliminary Proxy Statement. In response to the Staff's comment, we respectfully advise that Mr. Young had indicated his intent to join the Original Buyer Group when the Consortium Agreement was signed on August 16, 2013 but was inadvertently left out. As a result, Mr. Young was subsequently added as one of the Additional Buyer Group Members on December 5, 2013 upon the signing of the First Amendment to the Consortium Agreement.

23.	Disclose the rights of the members of the Original Buyer Group and Additional Buyer Group members in the governance of the surviving corporation after the effective time of the Merger. We note your reference to rights on page 32.

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to page 33 of the Revised Preliminary Proxy Statement.

Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors, page 34

24.	Refer to the ninth bullet point on page 36 regarding the affirmative vote of shareholders, other than the Rollover Shareholders, representing a majority of the outstanding Shares. In contrast to the factor listed in paragraph (c) to Item 1014 of Regulation M-A, this vote does not constitute a vote of a majority of Shares held by unaffiliated Shareholders, given that affiliates of the Company, namely certain of the Company’s directors and officers, are not Rollover Shareholders. If the procedural safeguard in Item 1014(c) was not considered, please explain why the board of directors believes the proposed merger is procedurally fair in the absence of this safeguard.

In response to the Staff’s comment, this section has been revised. Please refer to page 36 of the Revised Preliminary Proxy Statement.

25.	Please address how the Independent Committee, or any filing person relying on the financial advisor’s opinion, was able to reach a fairness determination as to unaffiliated security holders, given that the financial advisor’s fairness opinion addressed fairness with respect to holders of Shares and ADSs (in each case, other than holders of Excluded Shares and/or Dissenting Shares, including Excluded Shares and Dissenting Shares represented by ADSs), rather than all unaffiliated security holders.

In response to the Staff’s comment, we respectfully advise the Staff that the group “holders of Shares or ADSs (in each case, other than holders of Excluded Shares and/or Dissenting Shares, including Excluded Shares and Dissenting Shares represented by ADSs)” by definition includes all unaffiliated security holders who would be receiving the merger consideration since the holders of Excluded Shares are all affiliated shareholders of the Company and not unaffiliated security holders. The Company’s board of directors and the Independent Committee therefore do not believe that there is any distinction to be drawn between the concepts of “fairness to unaffiliated security holders” and “holders of Shares or ADSs (in each case, other than holders of Excluded Shares and/or Dissenting Shares, including Excluded Shares and Dissenting Shares represented by ADSs)” and believe that it is reasonable and appropriate to consider the Houlihan Lokey fairness opinion as a material factor in their determination as to the fairness of the transaction to the “unaffiliated security holders”.

26.	Please disclose the specific factors as to how the Independent Committee, or any filing person, was able to reach a fairness determination as to unaffiliated security holders considering the “business, competitive position, strategy, and prospects of the Company,” including the “risks” of successful achievement. In this respect we note that the business, competitive position, strategy and prospects of the Company appear to be positive, in light of the fact that:

•	McGraw-Hill, a significant shareholder continued to acquire shares and negotiate to rollover a portion of its shares in the Company. McGraw-Hill, through its actions, demonstrated a strong belief in the prospects for success for this company, and
•	On December 24, 2013, Holdings, Merger Sub, South Lead Technology Limited, Moral Known Industrial Limited, Shawn Ding, Julia Huang and China Merchants Bank entered into a US$30.0 million facility agreement to be used to finance the Merger and the related transactions and the payment of associated fees, costs and expenses.

In response to the Staff’s comment, the first bullet point of this section has been revised to discuss specific factors considered when evaluating the Company’s business, competitive position, strategy and prospects and risks related to the foregoing. Please refer to page 35 of the Revised Preliminary Proxy Statement.

We also respectfully submit that in evaluating the Company’s business, competitive position, strategy and prospects, the Independent Committee did not take into consideration McGraw-Hill Education’s purchase of Shares or its desire to rollover its Shares as McGraw-Hill Education had indicated to the Independent Committee that it viewed its investment in the Company in the context of its overall strategic plan for the Chinese education industry and not purely as a stand-alone financial investment. Given that McGraw-Hill Education’s interest in the Company focused on more than just the current or future equity value of the Company, the Independent Committee concluded that it was not relevant to the fairness of the Merger to unaffiliated shareholders and ADSs holders. In addition, the Independent Committee considered that the ability of a buyer group to obtain bank financing is a necessary precondition to any similarly situated take private transaction and that the credit risk analysis performed by a bank when determining to extend a loan is fundamentally different from evaluating a company’s present or future equity value. Accordingly, the Independent Committee did not believe that the willingness of China Merchants Bank to extend financing for the Merger was material to its evaluation of the Company’s business or the fairness of the Merger beyond demonstrating as a threshold matter that the proposal was viable.

27.	We note your disclosure on page 37 that your discussion of the information and factors considered by your Independent Committee and board of directors “includes a number of the factors” considered. Please revise to specify that your disclosure encompasses all “material” factors considered by your Independent Committee and board of directors.

In response to the Staff’s comment, this section has been revised. Please refer to page 37 of the Revised Preliminary Proxy Statement.

28.	Please disclose how the Independent Committee found the price fair to unaffiliated security holders in light of the fact that it instructed Houlihan Lokey to seek an increase in the proposed merger consideration from the Original Buyer Group. We note that the Buyer Group was unwilling to increase the offering price.

In response to the Staff’s comment, this section has been revised. Please refer to pages 31 and 33 of the Revised Preliminary Proxy Statement.

29.	Explain how the Independent Committee finds this going private transaction substantively and procedurally fair to unaffiliated security holders when they did not conduct an independent bidding process even where McGraw-Hill expressed interest to the Independent Committee in becoming a potential buyer should the Independent Committee decide to proceed with a private transaction. It appears that this fact could have led to a competitive bidding process. Please explain your determination of fairness in light of this factor and the resulting lack of competitive bidding. Please add this as a negative factor.

In response to the Staff’s comment, an additional negative factor has been added. Please see page 37 of the Revised Preliminary Proxy Statement. Please also see the response below to comment #42 regarding a discussion of the possibility of a competitive bidding process involving McGraw-Hill Education.

30.	Revise your disclosure to include as a negative factor, the refusal of the Buyer Group to negotiate with the Independent Committee over the price. Disclose that the price never changed from the Buyer Group’s original offer and Buyer Group rejected all requests from the Independent Committee to increase the price. Please disclose the basis for the Independent Committee’s request to increase the offering price. Include in this disclosure the actual “duration and tenor” of the Buyer Group’s refusal to negotiate with the Independent Committee. We note that you currently include negotiations with the Buyer Group over the merger consideration as a factor that supported the Independent Committee and board’s decision to approve the merger.

In response to the Staff’s comment, we respectfully advise that Houlihan Lokey, acting on behalf of the Independent Committee for the purpose of obtaining the highest possible merger consideration for the Company’s unaffiliated security holders, requested on four occasions during November and December 2013 that the Buyer Group increase its offer price from the original offer of $2.33 per Share and $7.00 per ADS. The duration and tenor of this negotiation process is disclosed in “Special Factors — Background of the Merger” in the descriptions of the meetings held on November 7, 2013, November 13, 2013 and December 10, 2013, as revised in the Revised Preliminary Proxy Statement (see pages 31 and 33).

We further respectfully advise the Staff that the Independent Committee and the board of directors included the negotiations with the Buyer Group over the merger consideration as a factor that supported their decisions to approve the merger because, following an extended negotiation process with the Buyer Group, the Independent Committee and the board of directors came to the conclusion, based on the duration and tenor of the negotiations, that the merger consideration of $2.33 per Share and $7.00 per ADS was the highest price that the Buyer Group would agree to pay to the Company’s unaffiliated security holders. Please also refer to the response to the Staff’s comment #33 below.

In response to the Staff’s comment, the disclosure on page 37 of the Revised Preliminary Proxy Statement has been revised to add the refusal of the Buyer Group to increase the offer price to the list of potentially negative factors considered by the Independent Committee and the board of directors concerning the Merger Agreement and the Merger.

31.	Please revise to discuss whether in evaluating the transaction the board considered that within the last year the highest closing price for the company’s ADS was above the merger price.

In response to the Staff’s comment, the disclosure on page 37 of the Revised Preliminary Proxy Statement has been revised to add this to the list of potentially negative factors considered by the Independent Committee and the board of directors concerning the Merger Agreement and the Merger.

32.	Discuss the lack of action by the Independent Committee to solicit competitive bids as a negative factor, if true, considered by the Independent Committee. We note your current “positive” factors, at the top of page 36, that:

•	It is the belief of the Independent Committee and board that at this time, now that the Buyer Group has 61.1% of the total outstanding shares as of December 31, 2013, it is unlikely that any third party could consummate a transaction.

•	No prospective buyers approached the company, the Independent Committee or advisors indicating interest in pursuing an alternative transaction with the company.

We note, however, that the Original Buyer Group did not have this percentage. Furthermore, McGraw-Hill expressed interest to the Independent Committee in becoming a potential buyer should the Independent Committee decide to proceed with a private transaction.

As noted in response to comment #29 above, a negative factor has been added to discuss the fact that the Independent Committee did not conduct a market check with respect to alternative acquisition proposals. In addition, the first positive factor referenced in the bullet point above has been amended to explain that prior to the Additional Buyer Group Members joining with the Original Buyer Group, the aggregate beneficial ownership percentage was less than 61.1% and the Independent Committee did not conduct a market check at such time. Please see page 36 of the Revised Preliminary Proxy Statement. Regarding the positive factor referenced in the second bullet point above, we respectfully submit that the Independent Committee and the Company’s board of directors believe that this factor is stated correctly because it is factually correct that although McGraw-Hill Education expressed interest to the Independent Committee in becoming a potential buyer should the Independent Committee decide to proceed with the Original Buyer Group’s proposal, McGraw-Hill Education never submitted any alternative acquisition proposal to the Company, the Independent Committee or their advisors and the focus of their discussions with the Original Buyer Group was on whether McGraw-Hill Education could join the Original Buyer Group to pursue the June 20 Proposal and, if yes, the amount of Shares it could rollover.

33.	We note your factor in favor of a finding of fairness to unaffiliated security holders that the terms of the Merger Agreement were the product of extensive negotiations between the Independent Committee and its advisors and the Buyer Group and its advisors. Please tell us, in detail the terms of this going private transaction that were extensively negotiated. For example, we note that the merger consideration, a significant term, was not negotiated at all. It appears that the Buyer Group refused to negotiate with the Independent Committee on the most significant terms of the Merger Agreement. Please advise as to this factor and the factor regarding “negotiation” on page 38, under the “Position of the Buyer Group as to Fairness of the Merger.”

In response to the Staff’s comment, we respectfully advise that between the announcement of the take private offer in June 2013 and the signing of the Merger Agreement in December 2013, the Independent Committee and its advisors engaged in extensive negotiations with the Buyer Group and its advisors on the terms of the Merger Agreement. Some of the significant terms that the Independent Committee successfully negotiated on behalf of unaffiliated security holders include (i) the Buyer Group’s agreement in December 2013 to the Independent Committee’s request that the Merger needs to be approved by a majority of the shareholders unaffiliated with the Buyer Group present and voting in person or by proxy at the extraordinary general meeting (as disclosed on page 30 of the Proxy Statement); (ii) the Buyer Group’s agreement in October 2013 to the Independent Committee’s request that the Independent Committee have the right under the Merger Agreement to make a change recommendation if the Independent Committee determines that the failure to do so would reasonably be expected to be inconsistent with its fiduciary duties under applicable law; and (iii) the Buyer Group’s agreement in October 2013 to the Independent Committee’s request that the surviving corporation, instead of ADS holders, be required to pay any fees and expenses of the ADS depositary, including a cancellation fee of up to $0.05 per ADS.

We further respectfully advise the Staff that there were sustained negotiations with the Buyer Group regarding the merger consideration but the commercial end result of such negotiations was no change to the offered consideration. The Independent Committee requested on several occasions that the Buyer Group raise its offer price for the Merger (as disclosed on pages 31 and 33 of the Revised Preliminary Proxy Statement) and asked representatives of Houlihan Lokey, in its capacity as the financial advisor to the Independent Committee, to request a price increase from the Buyer Group on the Independent Committee’s behalf on multiple occasions. After an extended period of negotiation lasting approximately four weeks, the Buyer Group made it clear that the merger consideration of $2.33 per ordinary share or $7.00 per ADS was the highest price that it was willing to pay. On that basis, the Independent Committee then decided, based on the other terms of the Merger Agreement that the Independent Committee had successfully negotiated with the Buyer Group and the other factors described in the Revised Preliminary Proxy Statement, that the Merger was substantively and procedurally fair to unaffiliated shareholders and ADS holders and should be submitted to the Company’s shareholders for approval.

Based on the foregoing, we respectfully submit that the references to negotiations between the Independent Committee and its advisors, on the one hand, and the Buyer Group and its advisors, on the other hand, mentioned in “Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors” and “Special Factors—Position of the Buyer Group as to the Fairness of the Merger” are appropriate.

Position of the Buyer Group as to the Fairness of the Merger, page 38

34.	Refer to the third bullet point on page 39 regarding the share repurchase program and the first bullet point on page 40 regarding the affirmative vote of shareholders other than the Rollover Shareholders. The f actors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M -A are generally relevant to a filing person’s fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). Note that to the extent the Buyer Group’s discussion and analysis does not address each of the factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A, the board must discuss any unaddressed f actors i n reasonable detail or explain in detail why the factor(s) were not deemed material or relevant. Specifically, we note that the analysis of the board of di rectors does not appear to fully address the f actors described in clauses (vi) of Instruction 2 to Item 1014 or Item 1014(c) or explain in detail why such factors were not deemed material or relevant. If the procedural safeguards in Item 1014(c) were not considered, please explain why the board of di rectors believes the proposed merger is procedurally fair i n the absence of such safeguard. In particular, we note that the third bullet point on page 39 does not appear to address all previous purchases disclosed in response to Item 1002(f) of Regulation M -A (appearing on page 90 and including purchases made by all filing persons, including the Company). In addition, similar to our comment 24 above, please explain why the Buyer Group believes the proposed merger is procedurally fair in the absence of this safeguard.

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to pages 39 and 40 of the Revised Preliminary Proxy Statement.

35.	Please revise your disclosure to expressly whether or not McGraw-Hill reasonably believes that the Rule 13e-3 transaction is fair or unfair to unaffiliated security holders. Refer to Item 1014(a). In addition, please discuss in reasonable detail the material factors upon which the belief regarding fairness is based, and to the extent practicable, the weight assigned to each factor. As noted in the immediately preceding comment, the discussion must include an analysis of the extent, if any, to which McGraw-Hill’s beliefs are based on the factors described in in Instruction 2 to Item 1014, Item 1014(c), (d) and (e) and Item 1015 of Regulation M-A. Refer to Item 1014(b).

In response to the Staff’s comment, this section has been revised. Please refer to page 39 of the Revised Preliminary Proxy Statement.

Certain Financial Projections, page 41

36.	The first sentence on page 42 refers to “numerous assumptions and estimates.” Please disclose these estimates and assumptions.

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to page 42 of the Revised Preliminary Proxy Statement.

Opinion of Houlihan Lokey, page 43

37.	Refer to the table on page 42. Two line items include the same footnote 2. Please revise as necessary.

In response to the Staff’s comment, this section has been revised. Please refer to page 42 of the Revised Preliminary Proxy Statement.

38.	Refer to the second to last sentence in the second to last paragraph on page 44. Please advise if any adjustments are currently contemplated.

In response to the Staff’s comment, this section has been revised. Please refer to page 44 of the Revised Preliminary Proxy Statement.

39.	Refer to the second paragraph on page 45 indicating that “Houlihan Lokey’s opinion was furnished for the use of the Independent Committee (solely in its capacity as such) in connection with its evaluation of the merger and may not be used for any other purpose without Houlihan Lokey’s prior written consent.” Please also refer to similar language contained in Houlihan Lokey’s opinion. It is not appropriate for the financial advisor to disclaim liability. Please disclose in the proxy statement, if true, that Houlihan Lokey has consented to use of their materials in the proxy statement.

In response to the Staff's comment, page 45 of the Revised Preliminary Proxy Statement has been revised.

40.	Refer to the second sentence of the first paragraph on page 46. Please describe the material assumptions underlying Houlihan Lokey’s analyses.

In response to the Staff’s comment, the disclosure on page 46 has been revised to remove the reference to assumptions. Consequently, we respectfully advise the Staff that we do not believe further revisions should be required to the disclosure in response to this comment.

41.	Refer to the second paragraph on page 49. We note that the description in the proxy statement regarding the material relationships between Houlihan Lokey on the one hand, and McGraw-Hill on the other, does not provide a quantitative description of the fees paid in the past two years or to be paid to Houlihan Lokey and its affiliates by McGraw-Hill and its affiliates. Please revise the proxy statement to provide such disclosure. Such disclosure should include any compensation received as a result of any material relationship during the past two years between any filing person and their affiliates on the one hand, and the Company and its affiliates on the other, including without limitation any amounts McGraw-Hill or its affiliates paid to Houlihan Lokey in connection with the mergers and acquisition advisory services provided to Apollo Global Management, LLC. Refer to Item 1015(b)(4) of Regulation M-A.

In response to the Staff’s comment, this section has been revised. Please refer to page 49 of the Revised Preliminary Proxy Statement.

Alternatives to the Merger, page 53

42.	Prior to McGraw-Hill joining the consortium, it appears that the Original Buyer Group had combined beneficial ownership of less than 50% of total outstanding shares and McGraw-Hill expressed concern that the $2.33 price per share undervalued the Company. Please disclose in this section why the Independent Committee determined at that time not to investigate other alternatives, to the Buyer Group proposal, including utilizing Houlihan Lokey to solicit interest from third parties. Refer to Item 1013(b).

In response to the Staff’s comment, this section has been revised. Please refer to page 53 of the Revised Preliminary Proxy Statement.

Financing, page 54

43.	Please expand your discussion of your loan agreement to provide the term of the loan, stated and effected interest rates, and any plans or arrangement to repay the loan. Please refer to Item 1007(d) of Regulation M-A.

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to page 55 of the Revised Preliminary Proxy Statement.

Net Book Value per Share of Our Shares

44.	Please provide the disclosure required by Item 1010(c)(5) as of the date of the most recent balance sheet.

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to page 89 of the Revised Preliminary Proxy Statement.

Security Ownership of Certain Beneficial Owners..., page 93

45.	Please advise if Zonglian Gu is affiliated with any party to the Consortium Agreement and what role, if any, he played in negotiating the Rule 13e-3 transaction.

Mr. Zonglian Gu is not affiliated with any party to the Consortium Agreement and did not play any role in negotiating the proposed transaction.

***

Please note that attached hereto as Exhibit A is the written acknowledgement by each of the Filing Persons. Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at +86 10 5954 3501.

Very truly yours,

/s/ Lawrence Venick
Lawrence Venick

cc:	Yixin Mei (ChinaEdu Corporation)

David Connolly (Shearman & Sterling LLP)

Paul W. Boltz, Jr. (Ropes & Gray)

EXHIBIT A

ACKNOWLEDGEMENT

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated February 6, 2014 with respect to the Schedule 13E-3, File No. 005-83714 (the “Schedule 13E-3”), filed on January 10, 2014 by the Company and the other filing persons named therein, the undersigned hereby acknowledges that in connection with Amendment No. 1 to Schedule 13E-3 filed concurrently with the submission of this response, as well as any subsequent amendment thereto filed with the Commission:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ChinaEdu Corporation

By:	/s/ Samuel Yen
Name:	Samuel Yen
Title:	Chairman of the Independent Committee

ChinaEdu Holdings Limited

By:	/s/ Shawn Ding
Name:	Shawn Ding
Title:	Director

By:	/s/ Julia Huang
Name:	Julia Huang
Title:	Director

ChinaEdu Merger Sub Limited

By:	/s/ Shawn Ding
Name:	Shawn Ding
Title:	Director

By:	/s/ Julia Huang
Name:	Julia Huang
Title:	Director

/s/ Shawn Ding
Shawn Ding

Moral Known Industrial Limited

By:	/s/ Shawn Ding
Name:	Shawn Ding
Title:	Director

/s/ Julia Huang
Julia Huang

South Lead Technology Limited

By:	/s/ Julia Huang
Name:	Julia Huang
Title:	Director

/s/ Gegeng Tana
Gegeng Tana

/s/ Mei Yixin
Mei Yixin

/s/ Pan Zhixin
Pan Zhixin

/s/ Ellen Huang
Ellen Huang

InterVision Technology Ltd.

By:	/s/ Roger Peng
Name:	Roger Peng
Title:	Director

MLP Holdings Limited

By:	/s/ Roger Peng
Name:	Roger Peng
Title:	Director

New Value Technology Limited

By:	/s/ Lucy Li
Name:	Lucy Li
Title:	Director

Lingyuan Furong Investment Mgmt Co., Ltd.

By:	/s/ Wang Fu Shyi
Name:	Wang Fu Shyi
Title:	Director

McGraw-Hill Global Education Intermediate Holdings, LLC

By:	/s/ David Stafford
Name:	David Stafford
Title:	Senior Vice President and General Counsel

Weblearning Company Limited

By:	/s/ Wang Fu Shyi
Name:	Wang Fu Shyi
Title:	Director

/s/ Guo Young Guo Young